Exhibit (a)(v)(iii)

CALAMOS PARTNERS LLC COMPLETES ACQUISITION OF

CALAMOS ASSET MANAGEMENT, INC.

NAPERVILLE, Ill., February 21, 2017 — Calamos Partners LLC (“Calamos Partners”) and its subsidiary, CPCM Acquisition, Inc. (the “Acquirer”), today announced the completion of its acquisition of Calamos Asset Management, Inc. (NASDAQ: CLMS) (“CAM”). Following the completion of its successful tender offer to purchase all outstanding shares of the Class A common stock of CAM for $8.25 per share in cash, the Acquirer acquired all remaining CAM shares through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

At the effective time of the merger, all remaining shares of CAM Class A common stock not tendered into the tender offer (other than shares owned by Calamos Partners and its affiliates, and shares for which appraisal was properly sought under applicable law) were automatically converted into the right to receive $8.25 in cash, which is the same price that was paid in the tender offer. As a result of the transaction, CAM has become a wholly owned subsidiary of Calamos Partners.

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+1.630.577.9687, IR@calamos.com